MAP VI ACQUISITION, INC.
401 SHIPPAN AVENUE
STAMFORD, CT 06902

August 21, 2009

Via EDGAR
Ms. Tia Jenkins
Senior Assistant Chief Accountant
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Map VI Acquisition, Inc.
Form 8K
Filed February 5, 2009
File No. 000-52525

Dear Ms. Jenkins:

We have reviewed the comments contained in your letter dated August 7, 2009 and submit the following responses.

Business Talkradio.net, Inc. and Subsidiaries

Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page 44

1.	It appears that the report issued by your independent public accounting firm is not signed. Please amend to provide a compliant audit report in accordance with Item 302 of Regulation S-T.

Response:

The Company has amended the report so that it is now compliant with Item 302 Regulation S-T.

Item 9.01 — Financial Statements and Exhibits, page 66

2.
We note your disclosure stating that pro forma financial statements are filed as Exhibit 99.3 to your Form 8-K. However, it does not appear that this exhibit was filed. Please amend your Form 8-K to provide pro forma information as required by Article 8-05 of Regulation S-X.

Response:

The Company has included the pro forma financial statements as an exhibit to the Form 8-K.

In connection with the foregoing responses, the Company acknowledges that:

•  the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your timely consideration of these matters in your review of the filing referenced above. If you or others have any questions or would like additional information, please contact me at (203) 323-7300.

Very truly yours,

/s/ Michael Metter
Michael Metter